Exhibit 99.2

New Gold to Discuss Third Quarter Financial Results on October 29, 2013

October 15, 2013 – New Gold Inc. (“New Gold”) (TSX:NGD) (NYSE MKT:NGD) plans to announce its third quarter financial results prior to the market opening on Tuesday, October 29, 2013. A webcast and conference call will be held on October 29th at 9:00 a.m. Eastern Time to discuss these results. Participants may listen to the webcast by registering here or from our website at www.newgold.com. You may also listen to the conference by calling toll-free 1-888-231-8191 or 1-647-427-7450 outside of Canada and the U.S. To listen to a recorded playback of the call after the event, please call toll-free 1-855-859-2056 or 1-416-849-0833 outside of Canada and the U.S. - Passcode 87299582. An archived webcast will also be available at www.newgold.com following the event.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate producer, focused on the environment and sustainability. For further information on the company, please visit www.newgold.com.

For further information please contact:
New Gold Inc.
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com